Exhibit 2.4
AMENDED AND RESTATED
ASSIGNMENT AND ASSUMPTION AGREEMENT
     This Amended and Restated Assignment and Assumption Agreement (the “Assignment and Assumption”) is made and entered into as of November 30, 2005, by and between American Pacific Corporation, a Delaware corporation (“Assignor”), and Ampac Fine Chemicals LLC, a California limited liability company and a wholly owned subsidiary of Assignor (“Assignee”).
     WHEREAS, Assignor, Aerojet Fine Chemicals LLC (“AFC”) and Aerojet-General Corporation (“Aerojet”; together with AFC, “Seller Parties”) are parties to that certain Purchase Agreement dated as of July 12, 2005 (the “Purchase Agreement”) as amended, pursuant to which Assignor has agreed to purchase from Seller Parties the Purchased Assets (as defined in the Purchase Agreement);
     WHEREAS, pursuant to Section 12.8 of the Purchase Agreement, the Purchase Agreement and all or any rights thereunder may be assigned by either party upon notice to the other party, subject to the conditions set forth in Section 12.8; and
     WHEREAS, Assignor wishes to assign all of its rights and certain obligations under the Purchase Agreement to Assignee, and Assignee wishes to accept such assignment, as set forth herein;
     NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:
     1. Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Purchase Agreement.
     2. Assignment and Assumption. Assignor hereby assigns, sells, transfers and sets over (collectively, the “Assignment”) to Assignee all of Assignor’s rights, benefits, privileges, obligations and liabilities under the Purchase Agreement. Assignee hereby accepts the Assignment and assumes and agrees to observe and perform all of the duties, obligations, terms, provisions and covenants, and to pay and discharge all of the liabilities of Assignor to be observed, performed, paid or discharged in connection with the Assignment. The terms of the Purchase Agreement are incorporated herein by this reference.
     3. No Release of Assignor’s Obligations under Purchase Agreement. The parties acknowledge that, as between Assignor and the Seller Parties, the Assignment does not relieve Assignor of its obligations, representations, warranties, indemnities or covenants under the Purchase Agreement and the Transaction Documents and does not diminish the Seller Parties’ rights, remedies and defenses under the Purchase Agreement or applicable law generally against Assignor or Assignee, as the case may be. Assignor acknowledges and agrees that the representations, warranties, covenants, agreements and indemnities contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.
     4. Further Actions. Each of the parties hereto covenants and agrees, at its own expense, to execute and deliver, at the request of the other party hereto, such further instruments of transfer and assignment and to take such other action as such other party may reasonably request to more effectively consummate the assignments and assumptions contemplated by this Assignment and Assumption.
     IN WITNESS WHEREOF, the parties have executed this Assignment and Assumption Agreement as of the date first above written.

ASSIGNOR		ASSIGNEE

American Pacific Corporation,		Ampac Fine Chemicals LLC,
a Delaware corporation		a California limited liability company

By:	/s/ Seth L. Van Voorhees	By:	/s/ Seth L. Van Voorhees

Its:	Vice President, Chief Financial Officer	Its:	Chief Financial Officer